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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14f-1

Information Statement
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

GOLDEN HEALTH HOLDINGS, INC.
(Exact name of registrant as specified in its corporate charter)

Commission File No. 000-25845

Nevada (State or other jurisdiction of incorporation or organization)	87-0385103 (I.R.S. Employer Identification No.)
Unit 979, 9/F, HITEC, 1 Trademart Drive, Kowloon Bay, Hong Kong (Address of principal executive offices)	(Zip Code)
+852-3580-0105 Registrant's telephone number

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

        This Information Statement is being mailed on or about December 5, 2005, by Golden Health Holdings, Inc. (the "Company"), to the holders of record of shares of common stock, par value $.001 per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the intended appointment of three new members to the Company's Board of Directors.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE
TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

        On September 30, 2005, the Company entered into a Share Exchange and Reorganization Agreement (the "Exchange Agreement") with Joy Power International Holdings Limited, a Hong Kong corporation ("Joy Power"), and the stockholders thereof (the "Joy Power Stockholders"), which sets forth the terms and conditions of the business combination (the "Transaction") of the Company and Joy Power through the exchange by the Joy Power Stockholders of their interests therein for shares of common stock, par value $0.001 per share (the "Golden Health Common Stock"), of the Company, as a result of which Joy Power became a wholly-owned subsidiary of the Company. The Exchange Agreement provides that all directors of the Company will resign and the individuals listed below (collectively, the "Designated Directors") will be appointed to the Board of Directors of the Company ten days after this Information Statement is mailed to the Company's shareholders.

        This Information Statement is being mailed to stockholders of the Company as of November 17, 2005 pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

        You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new directors.

        The information contained in this Information Statement concerning Mr. Yip, Mr. Kiu and Ms. Kwok has been furnished to the Company by them. The Company assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

        The Common Stock is the only class of voting securities of the Company outstanding. As of the date of this report, there were 161,998,672 shares outstanding and entitled to one vote per share.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock immediately after the Transaction by:

  •
  each person known to beneficially own more than 5% of the Common Stock;

  •
  each officer and director of the Company (including proposed directors); and

  •
  all directors and executive officers as a group.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Class Beneficially Owned
Zhijian Lu* Aowo Loding House Shennanzhonglu, Shenzhen Guangdong, PRC	14,249,400	8.8%
Wu Ge* No. 41-302, Shengpingjie, Shijingxu, Guangzhou Guangdong, PRC	13,350,240	8.2%
Yu-fai Yip** Room 03, 17/F., Fee Tat Commercial Centre, 613 Nathan Road, Mongkok, Kowloon, Hong Kong	54,000,000	33.3%
Hoi-ho Kiu** Room 03, 17/F., Fee Tat Commercial Centre, 613 Nathan Road, Mongkok, Kowloon, Hong Kong	0	0%
Maggie Kwok** Room 03, 17/F., Fee Tat Commercial Centre, 613 Nathan Road, Mongkok, Kowloon, Hong Kong	0	0%
All current Directors as a group (two persons)	27,599,640	17.0%
All Designated Directors and Officers as a group (three persons)	54,000,000	33.3%

*
Indicates current Director.

**
Indicates Designated Director and Officer.

Directors And Executive Officers

        The following sets forth the name, age and positions, of the Company's officers and directors prior to the Transaction. Also set forth below is information as to the principal occupation and background for such persons.

Name	Age	Position
Zhijian Lu	50	Chairman of the Board and Chief Executive Officer
Wu Ge	44	Director; Chief Financial Officer
Yuanping Ji	46	Director
Hongzhong Hu	32	Director

        ZHIJIAN LU, Chairman of the Board and Chief Executive Officer. Mr. Lu has been the general manager and director of Genghai since September 2000. From 1994 to 1999, he was the manager of Shengzheng AoWo Technology Department Researching Institute. Mr. Lu received a Bachelor of Science degree from the Nanjing Institute of Technology, PRC in 1978. He is a senior engineer and had worked for enterprises and economic department of government in both technology development and management field for many years before he entered into the realm of medical appliances in 1994. He was responsible to lead the research of the first brain X-knife of China in 1995 and the research of the first body X-knife of China in 1997.

        WU GE, Director and Chief Financial Officer. Since September 2000, Ms. Ge has been the deputy general manger of Genghai. From 1996 to 1999 Ms. Ge was the office head of the China Agriculture Bank, XinShi Office. She graduated from the Beijing Correspondence Institute of Financial and Trade, PRC in 1988.

        YUANPING JI, Director. Since March 2001, Mr. Ji has been the marketing supervisor of Genghai. From 1993 to 2001 he was the deputy marketing manager of Shengzheng AoWo Technology Development Researching Institute.

        HONGZHONG HU, Director. Since 2000, Mr. Hu has been a self- employed financial consultant. From 1998 to 1999, he was a financial consultant for Harvest Corporate Finance Limited. Mr. Hu received a bachelor degree from ShanXi University of Finance & Economics in 1996.

Appointment of New Directors

        Ten days following the filing of this Information Statement with the Securities and Exchange Commission ("SEC") and the mailing of this Information Statement to our shareholders, our current directors, pursuant to the Exchange Agreement, will resign and appoint Hoi-ho Kiu, Maggie Kwok, and Yu-fai Yip to the Board of Directors. Set forth below is certain information with respect to the new directors and officers:

Name	Age	Position
Hoi-ho Kiu	43	Designated Director; Chief Executive Officer
Maggie Kwok	33	Designated Director; Chief Financial Officer
Yu Fai Yip	30	Designed Director, Secretary

        Yu Fai Yip, Designated Director and Secretary. Mr. Yip has been the founder of Joy Power since May 2005. He was a merchant and responsible to lead the formulation of business strategies for Golden Health.

        Hoi-ho Kiu, Designated Director and Chief Executive Officer. Since September 2005, Ms. Kiu has been the chief executive officer of Joy Power. She has over 20 years of experience in doing businesses in China.

        Maggie Kwok, Designated Director and Chief Financial Officer. Since July 2005, Ms. Kwok has been the CFO of Joy Power. Ms. Kwok holds a master's degree in business administration and has over ten years of experience in accounting and corporate finance.

Board of Directors Information

        The Board of Directors of the Company held one meeting during the last fiscal year. All directors attended all Board of Directors' meetings. No director resigned or declined to stand for re-election due to a disagreement with the Company.

        The Company does not have an audit, nominating or compensation committee.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the SEC.

        Based solely upon its review of the EDGAR filings on the SEC's website, the Company believes that, during the year ended September 30, 2005, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth the total compensation earned by or paid to all of our executive officers for the last three fiscal years.

									LONG TERM COMPENSATION
			ANNUAL COMPENSATION						Awards
												Payouts
							Other Annual Compen- sation ($)				Securities Underlying Options/SARs (#)
	Year		Salary ($)		Bonus ($)				Restricted Stock Awards ($)			LTIP Payouts ($)		All Other Compen- sation ($)
Zhijian Lu, CEO	2004 2003	(1)	$ $	0 0	$ $	0 0	$ $	0 0	$ $	0 0	0 0	$ $	0 0	$ $	0 0
Wu GE, CFO	2004 2003	(2)	$ $	0 0	$ $	0 0	$ $	0 0	$ $	0 0	0 0	$ $	0 0	$ $	0 0
Brice Scheschuk, President, Secretary, Vice President, and Treasurer	2003 2002 2001	(3) (4)	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0

(1)
Joined company September 15, 2003.

(2)
Joined company September 15, 2003.

(3)
Resigned September 15, 2003.

(4)
Joined company February 2002.

        None of our officers or directors is currently receiving any compensation for their services.

Compensation of Directors

        Directors of the Company do not receive any cash compensation, but are entitled to reimbursement of their reasonable expenses incurred in attending directors' meetings.

SIGNATURES

        In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2005
GOLDEN HEALTH HOLDINGS, INC.
/s/ HOI-HO KIU BY: Hoi-ho Kiu ITS: CEO

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NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS
INTRODUCTION
CERTAIN INFORMATION REGARDING THE COMPANY
EXECUTIVE COMPENSATION
SIGNATURES